811-00352
(Growth Fund Inc)
Brancf 18



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
JAN 2 8 2005
WASH. D.C. 202 SECTION

January 24, 2005


05045071

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Advisors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO, Funds Group Inc. and A I M Advisors, Inc. (investment advisers), a copy of **Memorandum and Order** in *Stanley Lieber, et al., v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
FEB 2 4 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Lieber v. IFG_AIM\Corr\L-012405SEC.doc
012405 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

STANLEY LIEBER, ON BEHALF OF INVESCO BALANCED FUND/INV, INVESCO CORE EQUITY FUND/INV, INVESCO DYNAMICS FUND/INV INVESCO ENERGY FUND/INV, INVESCO EUROPEAN FUND/INV, INVESCO FINANCIAL SERVICES FUND/INV, INVESCO GOLD & PRECIOUS METALS FUND/INV, INVESCO GROWTH & INCOME FUND/INV, INVESCO HEALTH SCIENCE FUND/INV, INVESCO HIGH YIELD FUND/INV, INVESCO INTERNATIONAL BLUE CHIP VALUE FUND/INV, INVESCO LEISURE FUND/INV, INVSECO REAL ESTATE OPPORTUNITY FUND/INV, INVESCO S&P 500 INDEX FUND/INV, INVESCO SELECT INCOME FUND/INV, INVESCO TAX FREE BOND FUND/INV, INVESCO TECHNOLOGY FUND/INV, INVSECO TELECOMMUNICATIONS FUND/INV, INVSECO U.S. GOVERNMENT SECURITIES FUND/INV, INVESCO UTILITIES FUND/INV, and INVESCO VALUE EQUITY FUND/INV,

v.

INVESCO FUNDS GROUP, INC., AIM ADVISORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM, and MARK H. WILLIAMSON,

and

AIM SECTOR FUND, AIM COMBINATION STOCK & BOND FUNDS, and AIM STOCK FUNDS

CIVIL ACTION
NO. H-03-5744

MEMORANDUM AND ORDER

Pending is Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 32). After carefully considering the motion, response, reply, and the applicable law, the Court concludes as follows:

I. Background

Plaintiff Stanley Lieber ("Plaintiff"), a shareholder in the INVESCO Core Equity Fund/Inv and INVESCO Health Science Fund/Inv,[1] brings this action pursuant to § 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. § 80a-35(b), against the Funds' investment advisors, INVESCO Funds Group, Inc. and AIM Advisors, Inc. (the "Advisors").[2] Plaintiff alleges that the Advisors breached their fiduciary duty under the ICA by collecting excessive marketing, distribution, and other advisory fees from the Funds after the Funds were closed to new investors. *See* Document No. 8. ¶¶ 25-30. Plaintiff seeks to recover those fees on behalf of the Funds. Id. In addition, Plaintiff brings state law breach of fiduciary duty claims against the Advisors and certain individuals

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[1] Although Plaintiff is a shareholder in only two INVESCO Funds, he purports to bring this action on behalf of the shareholders of 21 other INVESCO Funds (collectively, the "Funds"). See Document No. 8 ¶¶ 1, 8.

[2] This case and Cause No. 03-5653, Lawrence Zucker v. AIM Advisors, Inc., et al., raise common questions of law and fact, involve many of the same named parties, and the same counsel appear for the parties in each case. The parties are invited to consider whether these cases should be consolidated pursuant to Fed. R. Civ. P. 42, to help avoid unnecessary costs and delay. Today the Court is separately issuing virtually identical Memoranda and Orders in the two cases, which hardly seems necessary or efficient.

affiliated with the Advisors (the "Trustees")[3] (collectively, "Defendants"), and further asserts a state law claim for corporate waste against the Trustees. *See* Document No. 8 ¶¶ 31-41.

Defendants move to dismiss and/or for summary judgment on Plaintiff's claims, arguing that: (1) Plaintiff's federal claim is not cognizable under § 36(b) because the Advisors were not the "recipients" of the advisory fees; (2) even if the Advisors were recipients of such fees, Plaintiff still fails to state a legally cognizable claim under § 36(b) because Plaintiff does not allege that the fees charged were disproportionate to the services rendered; and (3) in any event, Defendants did not breach their fiduciary duties or commit corporate waste because the fees collected were proper under National Association of Securities Dealers ("NASD") Rule 2830, as interpreted by NASD Notice to Members 93-12, which states that an investment advisor may continue collecting fees pursuant to Rule 12b-1 of the Securities and Exchange Commission ("Rule 12b-1"), 17 C.F.R. § 270.12b-1, even after a mutual fund closes to new investors. *See* Document No. 32, at i. In addition, Defendants contend that because Plaintiff's § 36(b) claim fails as a matter of law, the Court should decline to

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[3] The Trustees--Bob Baker, James Bunch, Gerald Lewis, Larry Soll, Frank Bayley, Bruce Crockett, Albert Dowden, Edward Dunn, Jr., Jack Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth Quigley, Loius Sklar, Robert Graham, and Mark Williamson--are the trustees of the three nominal defendants: AIM Sector Funds, AIM Combination Stock & Bond Funds, and AIM Stock Funds ("Nominal Defendants"). See Document No. 8 ¶¶ 13-16.

exercise supplemental jurisdiction over Plaintiff's state law claims. Id. Finally, Defendants move to dismiss all claims brought by Plaintiff on behalf of the 21 Funds in which Plaintiff owns no shares, arguing that Plaintiff has no standing to bring suit on behalf of those Funds. Id.

II. Standard of Review

Because Defendants have submitted matters outside of the pleadings in support of their motion to dismiss Plaintiff's claims, the motion must be treated as a motion for summary judgment and evaluated pursuant to Fed. R. Civ. P. 56. *See* Fed. R. Civ. P. 12(b). Rule 56(c) provides that summary judgment "shall be rendered forthwith if the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine issue as to any material fact and that the moving party is entitled to a judgment as a matter of law." Fed. R. Civ. P. 56(c). The moving party must "demonstrate the absence of a genuine issue of material fact." Celotex Corp. v. Catrett, 106 S. Ct. 2548, 2553 (1986).

Once the movant carries this burden, the burden shifts to the nonmovant to show that summary judgment should not be granted. Morris v. Covan World Wide Moving, Inc., 144 F.3d 377, 380 (5th Cir. 1998). A party opposing a properly supported motion for summary judgment may not rest upon mere allegations or denials in a pleading, and unsubstantiated assertions that a fact issue exists will not suffice. Id. "[T]he nonmoving party must set forth specific facts showing the existence of a 'genuine' issue concerning every essential component of its case." Id.

In considering a motion for summary judgment, the district court must view the evidence "through the prism of the substantive evidentiary burden." Anderson v. Liberty Lobby, Inc., 106 S. Ct. 2505, 2513 (1986). All justifiable inferences to be drawn from the underlying facts must be viewed in the light most favorable to the nonmoving party. Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 106 S. Ct. 1348, 1356 (1986). "If the record, viewed in this light, could not lead a rational trier of fact to find" for the nonmovant, then summary judgment is proper. Kelley v. Price-Macemon, Inc., 992 F.2d 1408, 1413 (5th Cir. 1993) (citing Matsushita, 106 S. Ct. at 1351). On the other hand, if "the factfinder could reasonably find in [the nonmovant's] favor, then summary judgment is improper." Id. Even if the standards of Rule 56 are met, a court has discretion to deny a motion for summary judgment if it believes that "the better course would be to proceed to a full trial." Anderson, 106 S. Ct. at 2513.

III. Discussion

A. Plaintiff's Claim Under § 36(b) of the ICA

Section 36(b) of the ICA provides that the investment advisor of a registered investment company has a "fiduciary duty with respect to the receipt of compensation for services" paid by the company or its shareholders to the investment advisor or its affiliates.[4] 15 U.S.C. § 80a-35(b). In addition, § 36(b) authorizes a private cause of action by a shareholder on behalf of the company against the investment advisor, "or any affiliated person of such investment advisor," for "breach of fiduciary duty in respect of . . . compensation" paid by the company to the investment advisor or its affiliated person.[5] Id. Importantly, however, "no such action shall be brought or maintained against any person other than the recipient of such compensation," and "[a]ny award of damages against such recipient shall be limited to the actual damages resulting from the breach of fiduciary duty and shall in no event exceed the amount of compensation or payments received . . . by such recipient." 15 U.S.C. § 80a-35(b)(3).

In his First Amended Complaint, Plaintiff alleges that the Funds paid excessive fees to investment advisors "INVESCO Funds Group, Inc. and AIM Advisors, Inc. (collectively 'AIM' or the 'Advisor') and/or to affiliates of the Advisor. . . ." Document

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[4] It is undisputed that the Funds qualify as registered investment companies under the ICA. *See* 15 U.S.C. §§ 80a-2(8); 80a-3.

[5] This fiduciary duty is breached when the investment advisor, or an affiliated person, charges "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 928 (2d Cir. 1982).

No. 8 ¶ 1. The Advisors, however, have presented summary judgment evidence that they were not recipients of the challenged fees and therefore are not subject to suit under § 36(b)(3). The Advisors' proof includes two affidavits: (1) the affidavit of Kevin M. Carome, Senior Vice President, Secretary, and General Counsel to Defendant AIM Advisors, Inc., in which he avers that "AIM Advisors, Inc. does not receive and has not received any 12b-1 fees" from the Funds; and (2) the affidavit of Raymond Cunningham, Chief Executive Officer and Chairman of the Board of Directors of Defendant INVESCO Funds Group, Inc., in which he avers that "INVESCO Funds Group, Inc. does not receive and has not received any 12b-1 fees" from the Funds. *See* Document No. 32 ex. C. Plaintiff responds that "regardless of whether [the Advisors] collected the improper 12b-1 fees directly, they are appropriate defendants under a [sic] § 36(b) for the allegedly excessive 12b-1 fees collected through their affiliates." Document No. 38, at 5.

"Congress took great pains to specify who may be held liable and from whom damages may be recovered under section 36(b)." Green v. Fund Asset Mgmt., L.P., 147 F. Supp. 2d 318, 330 (D.N.J. 2001) (citing 15 U.S.C. § 80a-35(b)), *aff'd* 286 F.3d 682 (3d Cir. 2002), *cert. denied*, 123 S. Ct. 116 (2002). Although § 36(b) specifies several parties against whom an action for breach of fiduciary duty potentially may be brought, *see* 15 U.S.C. § 80a-35(b), the statute also significantly qualifies such right of action: "[n]o such action shall be brought or maintained against any person other than the *recipient* of such compensation," *see* 15 U.S.C. § 80a-35(b)(3) (emphasis added). *See also* Jerozal v. Cash Reserve Mgmt., Inc., No. 81 Civ. 1569, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) ("[T]he numerous parties subject to liability under section 36(b) are only liable for receipt of compensation or payments for investment advisory services."). In other words, although investment advisors and affiliated persons may be subject to liability under § 36(b), a shareholder may sue both the investment advisor and the affiliated person only if both received the excessive fees. Here, Plaintiff has sued only the Advisors, and the summary judgment evidence conclusively establishes that the Advisors were not actual recipients of the 12b-1 fees. *See* Document No. 32 ex. C. Allowing Plaintiff to maintain an action against the Advisors on the theory that they were indirect recipients of the 12b-1 fees would abrogate the limitation imposed by § 36(b)(3) and thwart Congress's judgment concerning the appropriate remedy for violations of § 36.[6] Thus, Plaintiff's § 36 claim against the Advisors must be dismissed.

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[6] *See* Green, 147 F. Supp. 2d at 330 (holding that investment advisor's officers, whose salaries came from fees paid to the investment advisor, were not liable under § 36(b) even though they may have indirectly received fees); Halligan v. Standard & Poor's/Intercapital, Inc., 434 F. Supp. 1082, 1085 (D.C.N.Y. 1977) ("The section must be narrowly read to mean only those who receive money paid by the investment company for investment advisory services may be held liable for breach of their fiduciary duty with respect to such payments."); Tarlov v. Paine Webber Cashfund, Inc., 559 F. Supp. 429, 441 (D. Conn. 1983) (construing "recipient" strictly under § 36(b)).

In his response to the Advisors' motion for summary judgment, Plaintiff states that "[t]he improper 12b-1 fees alleged in the complaint were, upon information and belief, received by INVESCO Distributors, Inc. ("IDI")" and "AIM Distributors, Inc. ("ADI")--affiliates of [INVESCO Funds Group, Inc.] and [AIM Advisors, Inc.], respectively." Document No. 38, at 5. Plaintiff asks to amend his First Amended Complaint to add IDI and ADI as defendants to the § 36 claim. *See* id. at 6 n.5. Assuming Plaintiff's allegations are true, Plaintiff has identified parties potentially subject to liability under § 36. *See* 15 U.S.C. §§ 80a-2(a)(3) (defining "affiliated person"); 80a-35(b) (subjecting to liability "affiliated persons"). Plaintiff's request is therefore granted, and Plaintiff will be granted leave promptly to amend his complaint to add IDI and ADI as defendants to his § 36 claim.[7]

B. The Effect of NASD Rule 2830 on Plaintiff's State Law Claims

Defendants also move to dismiss Plaintiff's state law claims, arguing that because the SEC and NASD permit a fund that is closed

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[7] Pending action by Plaintiff to amend his § 36(b) complaint to name as Defendants the actual recipients of the disputed fees, the Court will retain supplemental jurisdiction over Plaintiff's state law claims, which do not presently merit dismissal, *see infra* p. 11. If Plaintiff chooses not to pursue a federal question claim, however, the Court will dismiss without prejudice the state law claims and Plaintiff may pursue them in state court. *See* 28 U.S.C. § 1367; Batiste v. Island Records Inc., 179 F.3d 217, 227 (5th Cir. 1999) (courts should consider the factors of judicial economy, convenience, fairness, and comity when deciding whether to exercise supplemental jurisdiction).

to new investors to continue charging Rule 12b-1 fees, and because the fees paid by the Funds in this case did not exceed the maximum allowable under Rule 12b-1, the fees paid by the Funds were per se reasonable and cannot give rise to breach of fiduciary duty or corporate waste claims as a matter of law. Defendants point out that NASD Rule 2830 was promulgated pursuant to § 22 of the ICA, which authorizes the NASD to prescribe rules prohibiting its members from offering or selling to the public mutual fund shares that include an excessive sales load, so long as those rules allow for "reasonable compensation" to sales personnel. 15 U.S.C. § 80a-22(b)(1). Because § 22(b)(3)[8] contains a supremacy clause, Defendants argue, compliance with Rule 2830 constitutes a complete defense to § 36(b) and state law claims of fiduciary breach and/or corporate waste.[9] See Document No. 41 ¶¶ 1-4.

Defendants misconstrue Rule 2830. Although promulgated pursuant to ICA § 22, Rule 2830 is designed not to preempt § 36(b), but merely to limit sales charges imposed by NASD members under Rule 12b-1. The SEC has explained that "Rule 12b-1 was not intended to provide a 'safe harbor' from section 36 liability."

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[8] "If any provision of this subsection is in conflict with any provision of any law of the United States in effect on December 14, 1970, the provisions of this subsection shall prevail." § 80a-22(b)(3).

[9] Although Defendants focus on Rule 2830 in relation to § 36(b), their motion treats the Rule as sufficient to dispose of Plaintiff's state law claims as well.

See 53 Fed. Reg. 23,258, 23,272 n.128 (Jun. 21, 1988); *see also* Meyer v. Oppenheimer Mgmt. Corp., 764 F.2d 76, 82 (2d Cir. 1985)("[I]n proposing Rule 12b-1, the SEC emphasized that the Rule was not intended 'to reduce or limit in any way' the fiduciary duties imposed by section 36(b).")(citation omitted). Given that Rule 12b-1 does not create a "safe harbor" from § 36 liability, the proposition that NASD rules regulating conduct under Rule 12b-1 can themselves narrow the scope of § 36 liability is not persuasive. Indeed, Rule 2830 does not purport to do so. Rule 2830 essentially places a cap on Rule 12b-1 sales charges: "[t]he rule deems a sales charge excessive if it exceeds the rule's caps." *See* 69 Fed. Reg. 9726, 9727 (Mar. 1, 2004). It does not follow, however, that if charges conform to Rule 2830, they are *not* excessive for purposes of § 36. Although compliance with Rule 2830 is necessary, it is not necessarily sufficient to insulate one from § 36 liability. *See* Pfeiffer v. Bjurman, Barry & Assocs., CIV.A. No. 03 Civ. 9741 DLC, 2004 WL 1903075, at *5 (S.D.N.Y. Aug. 26, 2004)(rejecting argument that 12b-1 fees less than the maximum permitted by the SEC are per se reasonable).

Thus, Defendants' argument that compliance with Rule 2830 precludes liability for breach of fiduciary duty and corporate waste claims under state law, which rests entirely on the false premise that compliance with Rule 2830 precludes § 36 liability, is unavailing. Should Plaintiff succeed in showing that the 12b-1 fees paid by the Funds were excessive in comparison to services rendered by the Advisors, Defendants will not be able to argue that they did not breach the fiduciary duties imposed by § 36 and/or state law (or commit corporate waste) simply because those fees were within the limit imposed by Rule 2830.

C. Plaintiff's Standing to Bring Suit on Behalf of Other Funds

Defendants further move to dismiss Plaintiff's state law claims brought on behalf of the other 21 INVESCO funds in which he is not a shareholder, arguing that he lacks standing to bring such claims.[10] FED. R. CIV. P. 23.1 requires a derivative plaintiff to be a shareholder in the corporation on behalf of which he sues. *See* FED. R. CIV. P. 23.1. Thus, "one who does not own shares in a corporation is not qualified to bring a derivative action" in its behalf. Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 735 (3d Cir. 1970), *cert. denied,* 91 S. Ct. 1190 (1971). This ownership requirement is necessary because "[s]tanding to bring a derivative action in behalf of a corporation is justified only by the proprietary interest created by the shareholder relationship and the possible indirect benefits the nominal plaintiff may acquire *qua* stockholder of the corporation which is the real party in

[10] Defendants also challenge Plaintiff's standing to bring a § 36 claim on behalf of mutual funds in which he does not own shares. The Court need not decide this question, however, because Plaintiff's § 36 claim against the Advisors has been dismissed.

interest." Lewis v. Knutson, 699 F.2d 230, 238 (5th Cir. 1983) (quoting Kauffman, 434 F.2d at 735-36); Prudential-Bache Secs., Inc. v. Matthews, 627 F. Supp. 622, 624 (S.D. Tex. 1986) (Bue, J.).

Plaintiff concedes that he is not a shareholder in any of the Funds except INVESCO Core Equity Fund/Inv and INVESCO Health Sciences Fund/Inv, but nevertheless argues that he has standing to bring state law claims on behalf of those Funds because they are similarly situated to the two Funds in which he does own shares. *See* Document No. 38, at 12. This is virtually the same argument that was rejected by the Third Circuit in Kauffman, 434 F.2d at 735-37 ("Appellee would have us further hold, however, that he is also entitled to bring a class derivative action on behalf of the 61 mutual funds in which he owns no shares but which are said to be similarly situated. . . . We are of the opinion that this position is untenable."). *Accord* Herman v. Steadman, 50 F.R.D. 488, 489-90 (S.D.N.Y. 1970) ("What plaintiff seeks to do is maintain a derivative action on behalf of mutual funds in which he holds no shares. Such a result is contrary to Rule 23.1 and to the decided cases and must be rejected."); Weiner v. Winters, 50 F.R.D. 306, (S.D.N.Y. 1970) (same). Although Plaintiff states that ten of the disputed Funds are part of two trusts that also contain the two Funds in which he owns shares, Plaintiff neither alleges nor presents any evidence that he has a proprietary interest in any of the Funds in which he does not own shares. *See* Document No. 38, at

10-12. Accordingly, Plaintiff has not demonstrated that he satisfies the requirements of Rule 23.1, and his state law claims on behalf of the 21 Funds in which he does not own shares must therefore be dismissed.

IV. Order

For the foregoing reasons, it is hereby

ORDERED that Defendants' Motion to Dismiss and/or for Summary Judgment (Document No. 32) is GRANTED IN PART. Plaintiff Stanley Lieber's claim under § 36(b) of the Investment Company Act against Defendants INVESCO Funds Group, Inc. and AIM Advisors, Inc. is DISMISSED on the merits. In addition, all of Plaintiff's remaining claims on behalf of the 21 mutual funds in which Plaintiff does not own shares, namely, INVESCO Balanced Fund/Inv, INVESCO Dynamics Fund/Inv, INVESCO Energy Fund/Inv, INVESCO European Fund/Inv, INVESCO Financial Services Fund/Inv, INVESCO Gold & Precious Metals Fund/Inv, INVESCO Growth & Income Fund/Inv, INVESCO Growth Fund/Inv, INVESCO High Yield Fund/Inv, INVESCO International Blue Chip Value Fund/Inv, INVESCO Leisure Fund/Inv, INVESCO Real Estate Opportunity Fund/Inv, INVESCO S&P 500 Index Fund/Inv, INVESCO Select Income Fund/Inv, INVESCO Tax Free Bond Fund/Inv, INVESCO Technology Fund/Inv, INVESCO Telecommunications Fund/Inv, INVESCO Total Return Fund/Inv, INVESCO US Government Securities Fund/Inv, INVESCO Utilities Fund/Inv, and INVESCO Value Equity Fund/Inv, are

DISMISSED for Plaintiff's lack of standing. Defendants' Motion to Dismiss and/or for Summary Judgment is otherwise DENIED. It is further

ORDERED that Plaintiff is GRANTED leave within twenty (20) days after the entry of this Order to file an amended § 36(b) complaint against INVESCO Distributors, Inc. and AIM Distributors, Inc., which he has identified as the actual recipients of the advisory fees about which Plaintiff complains.

The Clerk shall notify all parties and provide them with a true copy of this Order.

SIGNED at Houston, Texas, on this 19TH day of January, 2005.

Ewing Werlein, Jr.

EWING WERLEIN, JR.
UNITED STATES DISTRICT JUDGE